Exhibit (g)(5)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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JEROME KAPLAN, KENNETH STEINER and                |
MORRIS MONDSCHEIN,                                |
                                                  |  C.A. No. 17232
                              Plaintiffs,         |
                                                  |
                  v.                              |
                                                  |
U.S. WEST, INC., LINDA G. ALVARADO,               |
CRAIG R. BARRETT, HANK BROWN,                     |
GERALD J. COLANGELO, GEORGE J                     |
HARAD, PETER S. HELLMAN, ALLEN F.                 |
JACOBSON, RICHARD D. McCORMICK,                   |
MARILYN CARLSON NELSON, FRANK P.                  |
POPOFF, and SOLOMON D. TRUJILLO,                  |
                                                  |
                              Defendants.         |
                                                  |
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                             CLASS ACTION COMPLAINT
                             ----------------------

            Plaintiffs, by and through their attorneys, allege upon information and belief except as to themselves and their own actions, which they allege upon knowledge, as follows:

                                SUMMARY OF ACTION
                                -----------------

            1. This action is brought seeking redress for breaches of fiduciary duties the defendants in connection with the agreement for U.S. West Inc. to be acquired by Global Crossing Ltd. Plaintiffs bring this action on behalf of the public holders of the outstanding common shares of U.S. West for injunctive and other relief.

                                   THE PARTIES
                                   -----------

            2. Plaintiffs own common stock of U.S. West.

            3. U.S.  West  Inc.  ("U.S.  West or the  "Company")  is a  Delaware
corporation which is a holding company with subsidiaries which provide telecommunication services. As of January 29, 1999, U.S. West had approximately 503,189,703 shares of common stock outstanding held by over 616,000 shareholders of record scattered throughout the United States.

            4. Defendant Linda G. Alvarado is a Director of U.S. West.

            5. Defendant Craig R. Barrett is a Director of U.S. West.

            6. Defendant Hank Brown is a Director of U.S. West.

            7. Defendant Gerald J. Colangelo is a Director of U.S. West.

            8. Defendant George J. Harad is a Director of U.S. West.

            9. Defendant Peter S. Hellman is a Director of U.S. West.

            10. Defendant Allen F. Jacobson is a Director of U.S. West.

            11. Defendant Richard D. McCormick is a Director of U.S. West.

            12.   Defendant Marilyn Carlson Nelson is a Director of U.S. West.

            13. Defendant Frank P. Popoff is a Director of U.S. West.

            14. Defendant Solomon D. Trujillo is a Director, Chairman of the Board, President and Chief Executive Officer of U.S. West.

            15. The individual defendants (collectively the "Individual Defendants"), as directors of U.S. West owe fiduciary duties of good faith, loyalty, fair dealing, due care, and disclosure to plaintiffs and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS
                            ------------------------

            16. Plaintiffs bring this action pursuant to Rule 23 of the Rules of the Court, on behalf of themselves and all other shareholders of U.S. West (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as is more fully described herein (the "Class").

            17. This action is properly maintainable as a class action for the following reasons:

                  a. The Class is so numerous that joinder of all members is impracticable. There are approximately 600,000 record shareholders of U.S. West stock and many more beneficial owners who are members of the Class.

                  b. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

                  c. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, INTER ALIA the following:

                        (1) Whether the Individual Defendants, as directors of U.S. West, have fulfilled, their fiduciary duties to plaintiffs and the other members of the Class, including their duties of good faith, fairness, loyalty, due care, and disclosure; and

                        (2) Whether plaintiffs and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein.

                  d. The claims of plaintiffs are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

                  e. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

                  f. Plaintiffs anticipate that there will not be any difficulty in the management of this litigation as a class action.

                  g. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

                  h. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

            18. On or about May 17, 1999, it was announced that U.S. West had agreed to be acquired by Global Crossing Ltd., ("Global") a Bermuda corporation. Under the agreement with Global, U.S. West would purchase 9.5 percent of Global for approximately $2.4 billion, and Global and U.S. West would subsequently merge in a 50-50 stock combination. The combined company would have two separate stocks: one to track the Internet and data assets, and the other to track the telephone assets. U.S. West stockholders would be able to choose which stock they would hold. Each U.S. West share would be exchanged for 1.2 shares of either tracking stock. Defendant Trujillo would share the top post with Global's CEO and the board would have ten directors from each company. Global also agreed to acquire Frontier Corp. ("Frontier").

            19. On June 13, 1999 Qwest Communications International Inc. ("Qwest") made an offer to acquire U.S. West and Frontier. Qwest's offer for U.S. West involves the exchange of 1.738 shares of Qwest stock for every U.S. West share. If Frontier agrees to the transaction, Qwest will increase its offer for U.S. West to 1.783 shares of Qwest for each share of U.S. West. Qwest will exchange 1.181 shares for each share of Frontier if U.S. West does not agree to be acquired, but if U.S. West agrees to the transaction, Qwest will increase its offer for Frontier to 1.226 shares of Qwest for each share of Frontier.

            20. On Friday, June 11, 1999, U.S. West closed at $54-7/8 per share, Frontier closed at $55-7/16 per share, and Qwest closed at $44-7/8 per share. Reportedly, Qwest plans to request U.S. West Chairman and Chief Executive Officer and President, Trujillo, to become Vice Chairman of the combined company, and that three U.S. West directors join the Qwest board.

            21. Based upon the June 11, 1999 closing prices, Qwest's bid had a value of approximately $80 per share, a 45.8% premium over U.S. West's closing price on June 11, 1999. In addition, Qwest reportedly has procured a line of acquisition financing sufficient to cover the needs of the two proposals.

            22. As directors of U.S. West, the Individual Defendants were and are under a duty to fully inform themselves before taking action, or agreeing to refrain from taking action, to elicit, promote, consider and evaluate reasonable and BONA FIDE offers for U.S. West. The Individual Defendants apparently have failed adequately to evaluate and value U.S. West and the available alternatives, given the emergence of Qwest and the previous agreement with Global. The Individual Defendants have breached their fiduciary duties by, among other matters, failing to fully inform themselves regarding the value of U.S. West and available alternatives, including a transaction with Qwest. The agreement for U.S. West to acquire over 9 percent of Global will impede the maximization of shareholder value and the available alternatives.

            23. By reason of the foregoing acts, practices and course of conduct of defendants, plaintiffs and the other members of the Class have been and will be damaged and will be prevented from making an informed decision, and will wrongfully be impeded from considering any other third party offer for greater consideration, including the Qwest offer.

            24. Plaintiffs have no adequate remedy at law.

            25. WHEREFORE, plaintiffs demand judgment as follows:

                  a. Declaring this to be a proper class action and naming plaintiffs as Class representatives and their attorneys as Class counsel;

                  b. Ordering defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class, including those of duty of care, good faith, loyalty, full disclosure, and fairness;

                  c.  Granting   preliminary  and  permanent  injunctive  relief
against the consummation of any transaction until the Individual Defendants have fulfilled their fiduciary duties;

                  d. Ordering the individual defendants to explore alternatives and to negotiate in good faith with all interested persons, including but not limited to Qwest:

                  e. Ordering the individual defendants to provide access to information concerning U.S. West to any BONA FIDE bidder, including Qwest;

                  f. Ordering defendants, jointly and severally, to pay to plaintiffs and to other members of the Class all damages suffered and to be suffered by them as the result of the acts alleged herein;

                  g. Ordering defendants, jointly and severally, to account to plaintiffs and the Class for all profits realized and to be realized by them as a result of the actions complained of and, pending such accounting, to hold such profits in a constructive trust for the benefit of plaintiffs and other members of the Class;

                  h. Awarding plaintiffs the costs and disbursements of the action including allowances for plaintiffs' reasonable attorneys and experts fees; and

                  i. Granting such other and further relief as may be just and proper in the premises.

Dated:  June 15, 1999                    CHIMICLES & TIKELLIS LLP



                                         ---------------------------------------
                                         Pamela S. Tikellis
                                         James C. Strum
                                         Robert J. Kriner, Jr.
                                         One Rodney Square
                                         P.O. Box 1035
                                         Wilmington, Delaware  19899
                                         (302) 656-2500

OF COUNSEL:

WOLF, HALDENSTEIN, ADLER, FREEMAN & HERZ
270 Madison Avenue
New York, NY  10016
(212)  545-4600